SELLAS Life Sciences Group, Inc.

7 Times Square, Suite 2503

New York, New York 10036

April 29, 2024

Via EDGAR

Chris Edwards

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:      SELLAS Life Sciences Group, Inc.

Registration Statement on Form S-3

Filed March 28, 2024

File No.  333-278337

Acceleration Request

Dear Mr. Edwards,

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, SELLAS Life Sciences Group, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-278337), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on Wednesday, May 1, 2024, or as soon thereafter as practicable.

Please call Daniel A. Bagliebter, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any comments or questions regarding the Registration Statement.

Very truly yours,

SELLAS Life Sciences Group, Inc.

/s/ Angelos M. Stergiou
By:	Angelos M. Stergiou, M.D., Sc.D., h.c.
Its:	President and Chief Executive Officer

cc:        Stacy E. Yeung, Esq., SELLAS Life Sciences Group, Inc.

Daniel A. Bagliebter, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.